Third Quarter 2006 Financial Highlights

•
Gross revenue for the third quarter of 2006 increased 43.9% to $210.2 million compared to $146.1 million for the third quarter of 2005. On a year-to-date basis, gross revenue increased 38.2% to $604.3 million.

•	Net revenue for the third quarter of 2006 increased 44.6% to $182.0 million compared to $125.9 million for the third quarter of 2006, with a year-to-date increase of 41.5% to $527.3 million.
•	Net income for the third quarter of 2006 increased 27.9% to $16.5 million compared to $12.8 million for the third quarter of 2005, with a year-to-date increase of 36.5% to $44.6 million.
•	Diluted earnings per share for the third quarter of 2006 were 12.5% higher at $0.36 versus $0.32 for the third quarter of 2005, with a year-to-date increase of 16.9% to $0.97.

Report to Shareholders

I am pleased to report continuing strong performance for our Company for the third quarter of 2006. Net income for the quarter was $16.5 million, and diluted earnings per share were $0.36, representing increases of 27.9% and 12.5%, respectively, compared to the third quarter of 2005. On a year-to-date basis, net income was $44.6 million, and diluted earnings per share were $0.97, representing increases of 36.5% and 16.9% compared to last year.

Our operations in all of our regions and practice areas are contributing to our performance, particularly our operations in Canada and the US West. Our US East operations have improved over the past year, and an independent valuation of the goodwill of these operations conducted during the third quarter concluded that there is no impairment of goodwill.

New projects awarded during the third quarter showcase our capabilities in the engineering and architectural design of sustainable facilities. For example, we were selected to serve as the prime mechanical, electrical, and civil engineering consultants for the Legacy project, a large academic acute care hospital and research center to be located in Vancouver, British Columbia. This world-class facility will be designed to provide a healing environment for patients, a pleasant workplace for staff, and a state-of-the-art learning center for health care practitioners and researchers. The design will incorporate innovative and green building features with the goal of achieving Leadership in Energy and Environmental Design (LEED®) Platinum-level certification. In Quesnel, British Columbia, work began on the upgrading of a complex care facility, for which we are providing integrated architecture and engineering services. This two-year project will include the addition of 59 new beds along with the renovation of 22 existing beds and of the existing adult day care, food services, and laundry services departments. We were also awarded an assignment to participate in the development of Kapyong Barracks, a new community in Winnipeg, Manitoba, that is targeted to achieve certification under LEED® for Neighborhood Development, the first national standard for sustainable neighborhood design, and is also to include LEED®-certified buildings. As part of a design team, our Architecture group will be responsible for the master planning of 160 acres (64.7 hectares) of the site, a vacant brownfield property. We are also providing all the architecture and interior design services for the development of the Presentation Centre for the community. And in Calgary, Alberta, we were selected to provide site development services at two maintenance yard facility sites—the Sheppard Landfill and The Bearspaw Yard—as well as the architectural and engineering design of several buildings on the sites. Targeted to achieve LEED® Silver certification, the project will also include the development of a district heating system that will scavenge methane gas from the Sheppard Landfill for heat production.

Our Company continues to be involved in the development of infrastructure complementary to the hosting of the Winter Olympics in British Columbia in 2010. Most recently, we were chosen to design the retrofit of the wastewater treatment plant in Whistler, British Columbia, from secondary treatment to advanced treatment that uses biological nutrient removal technology. The upgraded, 14.7 -megalitre-per-day (3.9 -million-US-gallon-per-day) plant will service increased effluent from the 2010 Olympic venues and from the growing Whistler area. The plant will be designed to meet the sustainability objectives of the community.

Also notable is our Company’s increasing participation in the energy development sector in the province of Alberta. For example, we are serving as the prime consultant in the design of facilities and infrastructure for the Fort Hills Oil Sands project. Our responsibilities include plot plan management, site development, water supply, water and effluent treatment, roads and rail line infrastructure, fuel storage, gas supply, power supply, operations and maintenance buildings, workforce housing, power distribution transmission, and communications. We have also secured a contract to provide the detailed engineering design of a major tank terminal facility for an international pipeline company.

Clearly, the third quarter of 2006 was active for our Company, demonstrating our ability to participate in widely varying projects in diverse service sectors. Through this diversity, our Company continues to grow and evolve.

STANTEC INC.

September 30, 2006

STANTEC INC.
Consolidated Balance Sheets
	September 30	December 31
	2006	2005
(Columnar figures stated in thousands of Canadian dollars) (Unaudited)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	2,707	28,143
Restricted cash	2,818	21,312
Accounts receivable, net of allowance for doubtful accounts of
$11,456 in 2006 ($16,053 - 2005)	169,053	137,928
Costs and estimated earnings in excess of billings	47,926	66,172
Prepaid expenses	7,432	5,420
Future income tax assets	8,590	14,827
Other assets (note 3)	9,645	6,569

Total current assets	248,171	280,371
Property and equipment	63,471	58,519
Goodwill	243,328	242,674
Intangible assets	23,420	27,304
Future income tax assets	9,711	6,814
Other assets (note 3)	15,223	13,097

Total assets	603,324	628,779

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	2,904	-
Accounts payable and accrued liabilities	88,108	106,757
Billings in excess of costs and estimated earnings	27,682	24,251
Income taxes payable	4,669	4,441
Current portion of long-term debt (note 4)	2,242	4,813
Future income tax liabilities	13,384	17,552

Total current liabilities	138,989	157,814
Long-term debt (note 4)	34,674	81,886
Other liabilities (note 5)	29,050	24,764
Future income tax liabilities	17,307	16,262

Total liabilities	220,020	280,726

Shareholders' equity
Share capital (note 6)	212,351	210,604
Contributed surplus (note 6)	5,086	5,522
Cumulative translation account	(35,908)	(25,575)
Deferred stock compensation	(344)	(833)
Retained earnings	202,119	158,335

Total shareholders' equity	383,304	348,053

Total liabilities and shareholders' equity	603,324	628,779

See accompanying notes

1.

STANTEC INC.

Consolidated Statements of Income and Retained Earnings

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2006	2005	2006	2005
(Columnar figures stated in thousands of Canadian
dollars, except share and per share amounts)
(Unaudited)	$	$	$	$

INCOME
Gross revenue	210,147	146,066	604,258	437,374
Less subconsultant and other direct
expenses	28,161	20,196	76,979	64,714

Net revenue	181,986	125,870	527,279	372,660
Direct payroll costs	78,375	54,470	229,410	163,861

Gross margin	103,611	71,400	297,869	208,799
Administrative and marketing expenses
(note 9)	72,927	48,407	213,751	149,119
Depreciation of property and equipment	4,250	3,078	11,354	8,762
Amortization of intangible assets	1,599	423	4,833	849
Net interest expense (note 4)	432	219	1,814	549
Share of (income) loss from associated
companies	(48)	6	(212)	(102)
Foreign exchange (gains) losses	99	(373)	(20)	(319)
Other income	(147)	(105)	(1,308)	(266)

Income before income taxes	24,499	19,745	67,657	50,207

Income taxes
Current	9,583	5,747	25,204	14,644
Future	(1,498)	1,165	(2,098)	2,929

Total income taxes	8,085	6,912	23,106	17,573

Net income for the period	16,414	12,833	44,551	32,634
Retained earnings, beginning of the period	186,472	137,514	158,335	117,874
Shares repurchased (note 6)	(767)	-	(767)	(161)

Retained earnings, end of the period	202,119	150,347	202,119	150,347

Weighted average number of shares
outstanding - basic (note 6)	45,115,818	39,003,510	45,048,970	38,231,130

Weighted average number of shares
outstanding - diluted (note 6)	46,011,515	40,092,232	45,960,117	39,235,210

Shares outstanding, end of the period
(note 6)	45,076,781	44,608,860	45,076,781	44,608,860

Earnings per share (note 6)
Basic	0.36	0.33	0.99	0.85

Diluted	0.36	0.32	0.97	0.83

See accompanying notes

2.

STANTEC INC.
Consolidated Statements of Cash Flows

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2006	2005	2006	2005

(Columnar figures stated in thousands of Canadian dollars)(Unaudited)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Cash receipts from clients	212,472	153,510	611,224	453,632
Cash paid to suppliers	(66,967)	(52,873)	(188,078)	(147,135)
Cash paid to employees	(115,884)	(74,982)	(358,618)	(251,059)
Dividends from equity investments	300	100	450	350
Interest received	1,222	1,940	4,777	4,656
Interest paid	(1,988)	(1,614)	(6,192)	(4,392)
Income taxes paid	(10,802)	(5,873)	(28,211)	(24,715)
Income taxes recovered	1,969	780	3,136	2,184

Cash flows from operating activities (note 10)	20,322	20,988	38,488	33,521

CASH FLOWS FROM (USED IN) INVESTING
ACTIVITIES
Business acquisitions, net of cash acquired	-	(86,710)	(12,079)	(87,402)
Restricted cash used for acquisitions	1,285	-	17,991	-
Increase in investments held for self-insured
liabilities	(1,120)	(2,382)	(3,173)	(5,758)
Proceeds on disposition of investments	2	-	7	513
Collection of notes receivable from disposition of
Technology and Design Build segments	-	156	-	406
Purchase of property and equipment	(3,743)	(2,540)	(14,562)	(10,645)
Proceeds on disposition of property and
equipment	48	93	60	223

Cash flows used in investing activities	(3,528)	(91,383)	(11,756)	(102,663)

CASH FLOWS FROM (USED IN) FINANCING
ACTIVITIES
Repayment of long-term debt	(26,334)	(20,941)	(62,504)	(28,942)
Proceeds from long-term borrowings	-	95,929	9,142	95,929
Repayment of acquired bank indebtedness (note 2)	-	-	(1,787)	-
Net change in bank indebtedness financing	2,904	-	2,904	-
Repurchase of shares for cancellation (note 6)	(1,016)	-	(1,016)	(195)
Share issue costs (note 6)	-	(1,431)	-	(1,431)
Proceeds from issue of share capital (note 6)	40	275	1,489	810

Cash flows from (used in) financing activities	(24,406)	73,832	(51,772)	66,171

Foreign exchange loss on cash held in foreign
currency	(369)	(494)	(396)	(292)

Net increase (decrease) in cash and cash
equivalents	(7,981)	2,943	(25,436)	(3,263)
Cash and cash equivalents, beginning of the
period	10,688	31,684	28,143	37,890

Cash and cash equivalents, end of the period	2,707	34,627	2,707	34,627

See accompanying notes

3.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

1.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the Company's December 31, 2005, annual consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2005, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair value of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. Such purchase price adjustments generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at September 30, 2006, the Company does not anticipate any additional consideration to be payable in the future based on future performance parameters.

Acquisitions in 2006

On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition has supplemented the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.

On April 14, 2006, the Company acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes. Along with complementing the Company's New York operations, the acquisition has expanded its services into four new states in New England and created an initial platform for growth in Florida. Dufresne-Henry, Inc.’s staff offer professional services in engineering, planning, environmental sciences, and landscape architecture.

On May 12, 2006, the Company acquired the shares and business of ACEx Technologies, Inc. for cash consideration and promissory notes. This acquisition has complemented the Company’s services in the areas of transit, rail and power communications, and control systems engineering and added new locations in Oakland, California, and Irving, Texas.

During the first three quarters of 2006, the Company adjusted the purchase price on the Dunlop Architects Inc.
(2004), CPV Group Architects & Engineers Ltd. (2005), and Keen Engineering Co. Ltd. (2005) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

4.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

During the first three quarters of 2006, the purchase price allocations for the CPV Group Architects & Engineers Ltd., The Keith Companies, Inc., and the Keen Engineering Co. Ltd. acquisitions were finalized. The purchase price allocations for the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions have not yet been finalized. The Company expects to finalize the purchase price allocations for the Carinci Burt Rogers Engineering, Inc. acquisition during the fourth quarter of 2006 and for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions during the first quarter of 2007.

Acquisitions in 2005

During 2005, the Company acquired the shares and business of CPV Group Architects & Engineers Ltd. and of The Keith Companies, Inc. The acquisition of CPV Group Architects & Engineers Ltd. has strengthened the Company's architecture and interior design presence in Canada, and the acquisition of The Keith Companies Inc. has supplemented its urban land development services group along with increasing its multidiscipline engineering and consulting services by adding employees and offices throughout the western and midwestern United States.

During the first three quarters of 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on the Ecological Services Group Inc. (2003), The Sear-Brown Group, Inc. (2004), the GBR Architects Limited (2004), and the Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first three quarters of each year are as follows:

	2006	2005
(In thousands of Canadian dollars)	$	$

Cash consideration	13,221	109,262
Share consideration (note 6)	-	125,540
Promissory notes	4,224	1,830

Purchase price	17,445	236,632

Assets and liabilities acquired at fair values
Cash acquired	1,142	21,860
Restricted cash acquired	-	30,882
Bank indebtedness assumed	(1,787)	-
Non-cash working capital	10,363	14,517
Property and equipment	3,079	5,291
Goodwill	8,091	158,230
Other long-term assets	-	586
Intangible assets
Client relationships	1,161	9,443
Contract backlog	475	4,262
Other	102	-
Other long-term liabilities	(2,039)	(367)
Long-term debt	(595)	-
Future income tax liabilities	(2,547)	(9,255)
Deferred stock compensation	-	1,183

Net assets acquired	17,445	236,632

All of the goodwill is non-deductible for income tax purposes. As a result of the acquisitions completed in 2006, the Company assumed commitments for operating leases of approximately $1.2 million annually.

5.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

3	.	Other Assets

	September 30	December 31
	2006	2005
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	21,338	16,857
Investments in associated companies	1,270	1,545
Investments - other	706	710
Other	1,554	554

	24,868	19,666
Less current portion of investments held for self-insured liabilities	9,645	6,569

	15,223	13,097

4	.	Long-Term Debt

	September 30	December 31
	2006	2005
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	131	122
Other notes payable	6,932	5,643
Bank loan	29,677	79,035
Mortgages payable	-	1,706
Other	176	193

	36,916	86,699
Less current portion	2,242	4,813

	34,674	81,886

During the quarter, the Company extended its $160 million revolving line of credit facility by one year until August 31, 2009. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary among Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. At September 30, 2006, $11,177,000 of the bank loan was payable in US funds (US$10,000,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at September 30, 2006. All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The interest incurred on long-term debt in Q3 06 was $512,000 (Q3 05 - $413,000), with a year-to-date expense of $2,309,000 (2005 - $1,131,000).

6.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

5	.	Other Liabilities

	September 30	December 31
	2006	2005
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	12,895	11,346
Deferred gain on sale leaseback	6,296	6,624
Lease inducements	9,869	7,997
Liabilities on lease exit activities	3,058	2,251
Other	1,022	1,021

	33,140	29,239
Less current portion included in accounts payable and accrued liabilities	4,090	4,475

	29,050	24,764

Provision for self-insured liabilities
	September 30	December 31
	2006	2005
(In thousands of Canadian dollars)		$ $

Provision, beginning of the period	11,346	5,236
Addition to provision	3,254	8,244
Payment for claims settlement	(1,705)	(2,134)

Provision, end of the period	12,895	11,346

Liabilities on lease exit activities
	September 30	December 31
	2006	2005
(In thousands of Canadian dollars)		$ $

Liability, beginning of the period	2,251	2,817
Current year provision:
Established for existing operations	22	609
Resulting from acquisitions	2,039	276
Amounts paid and charged against the liability:
Impacting administrative and marketing expenses	(1,227)	(1,103)
Impacting the purchase price allocation	-	(325)
Impact of foreign exchange	(27)	(23)

Liability, end of the period	3,058	2,251

A reduction of $351,000 in liabilities on lease exit activities impacted administrative and marketing expenses in Q3 06.

7.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

6	.	Share Capital

					Contributed
	Capital Stock				Surplus
	2006		2005		2006	2005
	Shares		Shares
(In thousands of Canadian dollars)	#	$	#	$	$	$

Balance, beginning of the year	44,626,262	210,604	37,742,170	87,656	5,522	2,544
Share options exercised for cash	437,806	1,249	129,668	440
Stock-based compensation expense					186	254
Shares repurchased under normal
course issuer bid	-	-	(5,800)	(15)	-	(1)
Reclassification of fair value of stock
options previously expensed		136		57	(136)	(57)
Shares issued on vesting of
restricted shares	6,278	81	-	-	(499)	-

Balance, as at March 31	45,070,346	212,070	37,866,038	88,138	5,073	2,740
Share options exercised for cash	40,604	200	40,334	95
Stock-based compensation expense					180	251
Shares repurchased under normal
course issuer bid	-	-	(7,800)	(18)	-	-
Reclassification of fair value of stock
options previously expensed		42		3	(42)	(3)
Shares issued on vesting of
restricted shares	9,716	163	-	-	(280)	-

Balance, as at June 30	45,120,666	212,475	37,898,572	88,218	4,931	2,988
Share options exercised for cash	3,666	40	52,736	275
Stock-based compensation expense					286	249
Shares repurchased under normal
course issuer bid	(51,600)	(243)	-	-	(6)	-
Reclassification of fair value of stock
options previously expensed		8		56	(8)	(56)
Shares issued on acquisition	-	-	6,657,552	123,365
Restricted shares issued on
acquisition					-	2,175
Shares issued on vesting of
restricted shares	4,049	71	-	-	(117)	-
Share issue costs		-		(1,421)

Balance, as at September 30	45,076,781	212,351	44,608,860	210,493	5,086	5,356

During Q3 06, 51,600 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,016,000. Of this amount, $243,000 and $6,000 reduced the share capital and contributed surplus accounts, respectively, with $767,000 being charged to retained earnings. During Q3 05, the Company did not repurchase any common shares for cancellation pursuant to the normal course issuer bid.

8.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

During the first three quarters of 2006, 51,600 common shares (2005 - 13,600) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,016,000 (2005 - $195,000). Of this amount, $243,000 and $6,000 (2005 - $33,000 and $1,000) reduced the share capital and contributed surplus accounts, respectively, with $767,000 (2005 - $161,000) being charged to retained earnings.

During Q3 06, the Company recognized a stock-based compensation expense of $455,000 (Q3 05 - $476,000) in administrative and marketing expenses. Of the amount expensed, $286,000 related to the fair value of options granted (Q3 05 - $249,000); $56,000 related to deferred share unit compensation (Q3 05 - $180,000); and $113,000 (Q3 05 - $47,000) related to the restricted shares issued on The Keith Companies, Inc. acquisition.

During the first three quarters of 2006, the Company recognized a stock-based compensation expense of $1,380,000 (2005 - $1,159,000) in administrative and marketing expenses. Of the amount expensed, $652,000 related to the fair value of options granted (2005 - $754,000); $264,000 related to deferred share unit compensation (2005 - $358,000); and $464,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition (2005 - $47,000). The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

Share options

On May 4, 2006, the shareholders of the Company approved an amendment to its employee share option plan, which had the effect of increasing the number of common shares reserved for issuance to 4,514,126 (on a postsplit basis) of which 2,638,668 were available for issue at September 30, 2006.

During Q3 06, the Board of Directors granted 471,000 options to officers and employees of the Company. These options were granted at an exercise price ranging between $20.37 and $20.42 per share. The options vest evenly over a three-year period and have a contractual life of seven years.

		Weighted Average
	Shares	Exercise Price
	#	$

Share options, beginning of the year	1,876,528	13.88
Granted	471,000	20.40
Exercised	(482,076)	3.09
Cancelled	(32,664)	11.27

Share options, end of the period	1,832,788	11.34

At September 30, 2006, 974,237 share options were exercisable at a weighted average price of $6.67.

The weighted average assumptions used in the Black-Scholes options pricing model for the options granted at market during the quarter were as follows:

Risk-free interest rate (%)	4.05
Expected hold period to exercise (years)	6.0
Volatility in the price of the Company's shares (%)	29.4
Weighted average fair value per option ($)	7.59

9.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

7. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company, and the Company's operating segments are based on its regional geographic areas.

All of the operations of the Company are included in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	September 30, 2006	December 31, 2005
(In thousands of Canadian dollars)	$	$
Canada	106,562	104,463
United States	223,209	223,593
International	448	441
	330,219	328,497

Geographic information	Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2006	2005	2006	2005
(In thousands of Canadian dollars)	$	$	$	$

Canada	117,571	94,051	340,584	277,373
United States	91,297	51,189	260,582	157,293
International	1,279	826	3,092	2,708

	210,147	146,066	604,258	437,374

Gross revenue is attributed to countries based on the location of the work performed.
Practice area information	Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2006	2005	2006	2005
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	46,217	32,826	137,250	104,886
Environment	38,516	23,503	106,856	73,091
Industrial & Project Management	24,805	16,237	67,239	49,801
Transportation	29,053	22,269	81,072	67,041
Urban Land	71,556	51,231	211,841	142,555

	210,147	146,066	604,258	437,374

10.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

8.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 06 was $3,125,000 (Q3 05 - $1,966,000), with a year-to-date expense of $9,091,000 (2005 - $6,037,000).

9.	Investment Tax Credits

Investment tax credits arising from expenditures that qualify as scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. During Q3 06, no investment tax credits were recorded (2005 - $828,000). Year to date, $500,000 (2005 - $828,000) in investment tax credits were recorded as a reduction of administrative and marketing expenses.

10.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2006	2005	2006	2005
(in thousands of Canadian dollars)	$	$	$	$

Net income for the period	16,414	12,833	44,551	32,634
Add (deduct) items not affecting cash:
Depreciation of property and equipment	4,250	3,078	11,354	8,762
Amortization of intangible assets	1,599	423	4,833	849
Future income tax	(1,498)	1,165	(2,098)	2,929
Loss (gain) on dispositions of investments and
property and equipment	(432)	31	(902)	369
Stock-based compensation expense	455	476	1,380	1,159
Provision for self-insured liability	2,001	824	3,254	4,273
Other non-cash items	(471)	234	84	489
Share of (income) loss from associated
companies	(48)	6	(212)	(102)
Dividends from equity investments	300	100	450	350

	22,570	19,170	62,694	51,712

Change in non-cash working capital accounts:
Accounts receivable	(9,029)	8,501	(20,529)	6,948
Costs and estimated earnings in excess of
billings	6,585	(1,789)	15,098	(2,713)
Prepaid expenses	(1,362)	(822)	(1,228)	(74)
Accounts payable and accrued liabilities	253	(5,453)	(21,420)	(13,475)
Billings in excess of costs and estimated
earnings	1,052	791	3,839	(914)
Income taxes payable/recoverable	253	590	34	(7,963)

	(2,248)	1,818	(24,206)	(18,191)

Cash flows from operating activities	20,322	20,988	38,488	33,521

11.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

11. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

12.